EXHIBIT 12.1

DUKE REALTY CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands, except ratios)

Three Months Ended March 31, 2009
Income from continuing operations, less preferred dividends	$18,892
Preferred dividends	18,363
Interest expense	52,068

Earnings before fixed charges	$89,323

Interest expense	$52,068
Interest costs capitalized	7,499

Total fixed charges	$59,567

Preferred dividends	18,363

Total fixed charges and preferred dividends	$77,930

Ratio of earnings to fixed charges	1.50

Ratio of earnings to combined fixed charges and preferred dividends	1.15